As filed with the SEC on January 7, 2003
______________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-2/A

Amendment No. 2 to Form S-3
REGISTRATION STATEMENT
Under
The Securities Act of 1933

TRI-VALLEY CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	1231	84-0617433
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No)

5555 Business Park South, Suite 200
Bakersfield, California 93309
661-864-0500
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

F. Lynn Blystone, President
5555 Business Park South, Suite 200
Bakersfield, California 93309
661-864-0500
(Name, address and telephone number of agent for service)

Copy to:
Lee Polson
Strasburger & Price, LLP
600 Congress Avenue, Suite 2600
Austin, Texas 78701
512-499-3600
(FAX) 512-499-3660

Date of Commencement of Proposed Sale:
As soon as possible after the effective date of this registration statement.

______________________________________________________________________________

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If the registrant elects to deliver its latest annual report to security holder, or a complete and legal facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [   ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [   ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [   ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [   ]

The Registrant amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant files a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement becomes effective on such date as the Commission may determine.

PRELIMINARY PROSPECTUS

TRI-VALLEY CORPORATION

Sale of 70,000 Shares of Common Stock

This prospectus relates to 70,000 shares of our common stock that may be offered and sold from time to time by the selling shareholder.  We will not receive any of the proceeds from the sale of the common stock offered by this prospectus.  We will pay the costs of registering these shares under the prospectus, including legal fees.  The selling shareholder will pay any sales commissions incurred in connection with his sales.

Our common stock is traded on the OTC Bulletin Board under the symbol "TRIL."

See Risk Factors beginning on page 1 for a discussion of factors that should be considered by prospective purchasers of our stock.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense.

January 7, 2003

TRI-VALLEY CORPORATION
5555 Business Park South, Suite 200
Bakersfield, California 93309
(661) 864-0500

Sale of 70,000 Shares of Common Stock

1.       PROSPECTUS SUMMARY

1.1      Tri-Valley Corporation

We explore, acquire and develop prospective and producing petroleum and precious metals properties.  Our petroleum producing properties and our exploration and development efforts are located primarily in northern California.  We own an undeveloped gold mining claim near Richardson, southeast of Fairbanks, Alaska.

1.2       The Offering

Common stock outstanding on December 23, 2002	19,790,248 (1)

Shares offered by selling security holders	70,000

Shares outstanding after this offering	19,860,248

Percentage of our shares following this offering that are being offered for resale	Less than one percent

Total proceeds of this offering	None

Use of proceeds	We will not receive any proceeds from the sale of these shares

(1) Does not include 500,000 shares underlying warrants issued to Swartz Private Equity, LLC in connection with an Investment Agreement or 2,534,000 shares underlying options currently outstanding and held by our officers, directors and an ex-employee.

1.3      Summary Financial Information

The table on the following page summarizes our financial information.  You should read our financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations in the accompanying Quarterly Report on Form 10QSB and Annual Report on Form 10-KSB.

Summary Financial Information

	Nine Months Ended September 30,		Year Ended December 31,
	2002	2001	2001	2000	1999	1998	1997
	(Unaudited)	(Unaudited)	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)

Operating Statement Data:
Revenues	$ 4,963,850	$ 1,662,516	$2,130,187	$2,197,369	$ 2,686,129	$ 977,892	$ 915,519
Costs and Expenses	4,516,696	1,518,228	2,248,162	3,564,665	2,664,378	1,987,348	1,389,718
Net Income (Loss)	447,154	144,288	(117,975)	(1,367,296)	21,751	(1,009,456)	(475,799)
Basic Earnings (Loss) Per Common Share	$ 0.02	$ 0.01	$ -	$ (0.07)	$ 0.00	$ (0.05)	$ (0.03)

Balance Sheet Data:
Current Assets	$ 2,496,375	$ 814,037	$1,031,167	$2,203,960	$ 8,207,682	$ 500,828	$ 3,602,879
Property & Equipment, Net	2,089,471	1,932,107	2,010,457	1,306,689	1,059,755	1,038,237	821,614
Other Assets	340,133	597,660	340,133	606,470	605,921	739,454	590,245
Total Assets	4,925,979	3,343,804	3,381,757	4,117,119	9,873,358	2,278,519	5,014,238
Current Liabilities	4,064,320	2,680,069	3,019,610	3,649,568	8,375,244	977,582	2,712,490
Long Term Obligations	41,029	6,934	8,731	12,038	21,055	8,527	13,590
Total Liabilities	4,105,349	2,687,003	3,027,981	3,661,606	8,396,299	986,109	2,726,080
Shareholders' Equity	$ 820,630	$ 656,801	$ 353,776	$ 455,513	$ 1,477,059	$1,292,410	$ 2,184,798

2.      RISK FACTORS

2.1.      Our success depends heavily on market conditions and prices for oil and gas.

Our success depends heavily upon our ability to market oil and gas production at favorable prices.  In recent decades, there have been both periods of worldwide overproduction and underproduction of hydrocarbons and periods of increased and relaxed energy conservation efforts.  As a result the world has experienced periods of excess supply of, and reduced demand for, crude oil on a worldwide basis and for natural gas on a domestic basis; these periods have been followed by periods of short supply of, and increased demand for, crude oil and, to a lesser extent, natural gas.  The excess or short supply of oil and gas has placed pressures on prices and has resulted in dramatic price fluctuations.

We depend on market price trends to sell our production at a profit.  We received historically high gas prices at the wellhead in northern California in the first six months of 2001, but in the summer of 2001 prices fell back to more customary levels.  If lower prices continue, our profitability will be hurt.

2.2.      Estimating oil and gas reserves leads to uncertain results and thus our estimates of value of those reserves could be incorrect.

The process of estimating oil and gas reserves is complex, requiring significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir.  As a result, such estimates are inherently imprecise.  Actual future production, oil and gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves may vary substantially from those estimated in reserve reports that we periodically obtain from independent reserve engineers.

Any significant variance in these assumptions could materially change the estimated quantities and present value of our reserves.  In addition, our proved reserves may be subject to downward or upward revision based upon production history, results of future exploration and development, prevailing oil and gas prices and other factors, many of which are beyond our control.  Actual production, revenues, taxes, development expenditures and operating expenses with respect to our reserves will likely vary from the estimates used, and such variances may be material.

2.3.      Continued production of oil and gas depends on our ability to find or acquire additional reserves, which we may not be able to find.

In general, the volume of production from oil and gas properties declines as reserves are depleted.  Except to the extent that we acquire properties containing proved reserves or conduct successful development and exploitation activities, or both, our proved reserves will decline as reserves are produced.  Our future oil and gas production is, therefore, highly dependent upon our ability to find or acquire additional reserves.  The business of acquiring, enhancing or developing reserves is capital intensive.

We require cash flow from operations as well as outside investments to fund our acquisition and development activities.  If our cash flow from operations is reduced and external sources of capital become limited or unavailable, our ability to make the necessary capital investment to maintain or expand our asset base of oil and gas reserves would be impaired.

2.4.      Our oil and gas reserves are concentrated in California.  Because we are not diversified geographically, local conditions may have a greater effect on us than on other companies.

Substantially all of our oil and gas reserves are located in northern California.  Because our reserves are not diversified geographically, our business is more subject to local conditions than other, more diversified companies.  For example, natural gas prices in northern California have fluctuated more in the past year than in other parts of the U.S.  This resulted in higher prices for our gas in early 2001, but local prices could fall below the national average price, and that might reduce our profitability more than for other companies.  In addition, some California lawmakers have called for more regulation of natural gas prices and production in the past year.  Increased price or production regulation could reduce the prices we can obtain for our production or increase our operating costs.

2.5.      Oil and gas drilling and production activities are subject to numerous mechanical and environmental risks that could cause less production.

These risks include the risk that no commercially productive oil or gas reservoirs will be encountered, that operations may be curtailed, delayed or canceled, and that title problems, weather conditions, compliance with governmental requirements, mechanical difficulties or shortages or delays in the delivery of drilling rigs and other equipment may limit our ability to develop, produce or market our reserves.  New wells we drill may not be productive and we may not recover all or any portion of our investment in the well.

Drilling for oil and gas may involve unprofitable efforts, not only from dry wells but also from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs.  In addition, our properties may be susceptible to hydrocarbon drainage from production by other operators on adjacent properties.

Industry operating risks include the risks of fire, explosions, blow-outs, pipe failure, abnormally pressured formations and environmental hazards, such as oil spills, natural gas leaks, ruptures or discharges of toxic gases, the occurrence of any of which could result in substantial losses due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations.  In accordance with customary industry practice, we maintain insurance against these kinds of risks, but our level of insurance may not cover all losses in the event of a drilling or production catastrophe.   Insurance is not available for all operational risks, such as risks that we will drill a dry hole, fail in an attempt to complete a well or have problems maintaining production from existing wells.

Oil and gas activities can result in liability under federal, state, and local environmental regulations for activities involving, among other things, water pollution and hazardous waste transport, storage, and disposal.  Such liability can attach not only to the operator of record of the well, but also to other parties that may be deemed to be current or prior operators or owners of the wells or the equipment involved.  Environmental laws could subject us to liabilities for environmental damages even where we are not the operator who caused the environmental damage.

2.6.      Drilling is a speculative activity, because assessments of drilling prospects are inexact.

The successful acquisition of oil and gas properties depends on our ability to assess recoverable reserves, future oil and gas prices, operating costs, potential environmental and other liabilities and other factors.  Exploratory drilling remains a speculative activity.  Even when fully utilized and properly interpreted, seismic data and other advanced technologies only assist geoscientists in identifying subsurface structures and do not enable the interpreter to know whether hydrocarbons are in fact present.

Therefore, our assessments of drilling prospects are necessarily inexact and their accuracy inherently uncertain.  In connection with such an assessment, we perform a review of the subject properties that we believe to be generally consistent with industry practices.  Such a review, however, will not reveal all existing or potential problems, nor will it permit us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities.  Inspections may not always be performed on every well, and structural and environmental problems are not necessarily observable even when an inspection is undertaken.

In most cases, we are not entitled to contractual indemnification for pre-closing liabilities, including environmental liabilities, and we generally acquire interests in the properties on an "as is" basis with limited remedies for breaches of representations and warranties.  In those circumstances in which we have contractual indemnification rights for pre-closing liabilities,  the seller may not be able to fulfill its contractual obligations.  In addition, competition for producing oil and gas properties is intense and many of our competitors have financial and other resources, which are substantially greater than ours.  Therefore, we may not be able to acquire producing oil and gas properties which contain economically recoverable reserves or that it will make such acquisitions at acceptable prices.

2.7.      We make substantial capital expenditures for our exploration and development projects, and may not profit from all projects.

We finance capital expenditures for exploration and development with cash flow from operations and sales of working interests to passive investors and oil industry participants.  We will need additional financing in the future to fund our developmental and exploration activities.

We may not be able to obtain additional financing or may not be able to obtain additional financing with favorable terms. If additional capital resources are not available to us, our developmental and other activities may be curtailed, which would harm our business, financial condition and results of operations.

2.8.      If our production is not marketable, we will not profit.

The marketability of our natural gas production depends in part upon the availability, proximity and capacity of natural gas gathering systems, pipelines and processing facilities.  Most of our natural gas is delivered through natural gas gathering systems and natural gas pipelines that we do not own.  Federal, state and local regulation of oil and gas production and transportation, tax and energy policies, changes in supply and demand and general economic conditions all could adversely affect our ability to produce and market oil and gas.  Any dramatic change in market factors could have a material, adverse effect on our financial condition and results in operations.

2.9.      We may not be able to successfully compete with other companies.

The oil and gas industry is highly competitive in all its phases.  Competition is particularly intense with respect to the acquisition of desirable producing properties, the acquisition of oil and gas prospects suitable for enhanced production efforts, and the hiring of experienced personnel.  Our competitors in oil and gas acquisition, development, and production include the major oil companies in addition to numerous independent oil and gas companies, individual proprietors and drilling programs.  Many of these competitors possess and employ financial and personnel resources substantially greater than those which are available to us and may be able to pay more for desirable producing properties and prospects and to define, evaluate, bid for, and purchase a greater number of producing properties and prospects than we can.  Our financial or personnel resources to generate reserves in the future will be dependent on our ability to select and acquire suitable producing properties and prospects in competition with these companies.

2.10.      Governmental regulations make production more difficult, and production costs higher.

Domestic exploration for the production and sale of oil and gas are extensively regulated at both the federal and state levels.  Legislation affecting the oil and gas industry is under constant review for amendment or expansion, frequently increasing the regulatory burden.  Also, numerous departments and agencies, both federal and state, are authorized by statute to issue, and have issued, rules and regulations affecting the oil and gas industry which often are difficult and costly to comply with and which carry substantial penalties for noncompliance.  State statues and regulations require permits for drilling operations, drilling bonds, and reports concerning operations.  Most states in which we will operate also have statutes and regulations governing conservation matters, including the unitization or pooling of properties and the establishment of maximum rates of production from wells.  Many state statutes and regulations may limit the rate at which oil and gas could otherwise be produced from acquired properties.  Some states have also enacted statutes proscribing ceiling prices for natural gas sold within their states.

Our operations are also subject to numerous laws and regulations governing plugging and abandonment, the discharge of materials into the environment or otherwise relating to environmental protection.  The heavy regulatory burden on the oil and gas industry increases its costs of doing business and consequently affects its profitability.  Any change in such laws, rules, regulations, or interpretations, may harm our financial condition or operating results.

2.11.      The departure of any of our key personnelwould slow our operations until we could fill the position again.

The business of the company will depend on the continued services of our president and chief executive officer, F. Lynn Blystone.  We have an employment agreement with Mr. Blystone which ends in August 2003, and is automatically renewable for one more one-year period.  The loss of his services would be particularly detrimental to us because of his background and experience in the oil and gas industry.  We carry key man life insurance of $500,000 on Mr. Blystone's life.

We also consider our chief financial officer, Thomas J. Cunningham, and the president of our Tri-Valley Oil and Gas subsidiary, Joseph R. Kandle, to be key employees whose loss would be detrimental to us because of their oil and gas industry experience.  We do not have employment contracts with either Mr. Cunningham or Mr. Kandle.  We carry key man life insurance of $1,000,000 on Mr. Kandle, and no key man insurance on Mr. Cunningham.

2.12.      We have an Investment Agreement that could dilute our stock price on future sales.

In September 2001, we signed an investment agreement with Swartz Private Equity, L.L.C. ("Swartz"), under which we have the right to sell up to 8,500,000 shares of common stock to Swartz, which could in turn sell the shares in the open market under the agreement.  No shares have yet been sold under the agreement.  The sale of stock under this investment agreement may substantially dilute the interests of other security holders.  Shares issuable to Swartz under the investment agreement would be issued at a discount to the average daily price of our common stock, which would dilute the shares of common stock then outstanding.  Over the course of the investment agreement, the common stock may be further diluted every time we exercise a put option and sell shares.

The precise amount of dilution that the security holders may experience is uncertain because the number, size, and timing of the sales depends on a number of factors.  We will consider the following factors in determining the size and amount of each sale:

-           our assessment of general market and economic conditions;
-           our actual and projected revenues and expenses;
-           our short-term and long-term operating capital requirements;
-           the availability and cost of alternative sources of financing; and
-           the trading price of our common stock and our expectations with respect to its future trading price.

We have filed a registration statement on Form S-2 with the Securities and Exchange Commission to register the shares that would be sold to Swartz under the Agreement.  The agreement is for a three year term ending in February 2005 (three years from the effective date of the S-2 registration statement).  No securities have been sold to Swartz under the agreement.  The terms of the registration agreement are fully described in our S-2, which may be obtained from the Securities and Exchange Commission's website, www.sec.gov.  The investment agreement with Swartz is an exhibit to the S-2.

2.13.      The sale of large amounts of our common stock could reduce our stock price and encourage short sales.

If we sell shares to Swartz under the investment agreement, Swartz may hold our stock in their own portfolio, sell our stock in the open market, or place our stock through negotiated transactions with other investors.  To the extent that Swartz sells those shares in the market, the number of our common shares in the market will increase and may cause the market price of our shares to decrease.  If our share price decreases, we would need to issue more shares in order to put the maximum dollar amounts allowed under the Investment Agreement.  This may encourage short sales, which could further reduce the price of our common stock.

2.14.      Penny stock rules may make it more difficult to sell our stock.

The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock.  The Commission has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to a few exceptions.

Our stock is subject to these regulations, which require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated with it.  The existence of these rules may make it more difficult to sell Tri-Valley stock than for other, more established companies.

3.      USE OF PROCEEDS

We will not receive any proceeds from the resale of our common stock in this offering.  We have agreed to bear certain expenses in connection with the registration of the shares of common stock being offered and sold by the selling security holder.

4.      THE SELLING SECURITY HOLDER

Shareholder	Number Owned Before Offering	Percent Owned Before Offering	Number to be Offered	Percent Owned After Offering

Richard H. Langley	70,000	(1)	70,000	(1)

Based on 19,790,248 shares issued and outstanding on December 23, 2002.

(1) Represents less than one percent.

5.      PLAN OF DISTRIBUTION

The selling shareholder may offer the common stock for sale in one or more transactions, including block transactions, at a fixed price or prices (which may be changed), at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices determined on a negotiated or competitive bid basis.  The selling shareholder may sell common stock directly, through agents designated from time to time or to or through broker-dealers designated from time to time.

The common stock may be sold through a broker-dealer acting as agent or broker for the selling shareholder in ordinary brokerage transactions and transactions in which the broker solicits purchasers, or to a broker-dealer acting as a principal.  In the latter case, the broker-dealer may then resell such common stock to the public at varying prices to be determined by such broker-dealer at the time of resale.

The selling shareholder may also transfer the shares of common stock by gift. We do not know of any arrangements made by the selling shareholder for the sale of any shares of common stock.  The selling shareholder is not obligated to sell any of the shares being registered for sale.

The selling shareholder and any agents or broker-dealers that participate with the selling shareholder in the distribution of any of the common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any discount or commission received by them and any profit on the resale of the common stock purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act.

To the extent required, the number of shares of common stock to be sold, certain information relating to the selling shareholders, the purchase price, the public offering price, if applicable, the name of any underwriter, agent or broker-dealer, and any applicable commissions, discounts or other items constituting compensation to such underwriters, agents or broker-dealers with respect to a particular offering will be sent in an accompanying Prospectus Supplement.

6.       DESCRIPTION OF SECURITIES

We are authorized to issue 100 million shares of $0.001 par value common stock.  As of January 21, 2001, 19,689,748 shares of our common stock were issued and outstanding, excluding the 500,000 warrants granted to Swartz and 2,534,000 shares issuable upon exercise of options by our officers, directors and an ex-employee.  All outstanding shares of common are fully paid and not subject to further calls or assessments.

6.1.       Common Stock

Each shareholder of the common stock is entitled to one vote for each share of common stock held on all matters to be voted on by shareholders.  Our Certificate of Incorporation precludes cumulative voting in elections of directors.  However, because we are qualified to do business in California and our principal place of business and many of our shareholders are in California, we must comply with provisions of the California Corporations Code concerning the rights of shareholders.  Thus, we are subject to Section 708 of the California Corporations Code, permitting shareholders to cumulate their votes at any election of directors.  In the election of directors, cumulative voting permits each shareholder give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of shares held by the  shareholder, or to distribute that number of votes among as many candidates as the shareholder sees fit.  No shareholder may cumulate votes in an election of directors unless a shareholder has given notice of the intention to cumulate votes prior to the commencement of voting.  If any shareholder has given notice of the intent to cumulate votes, then all shareholders may do so.

Shareholders have no preemptive rights or other rights to subscribe for additional shares.

Shareholders are entitled to receive dividends, when declared by its board of directors, out of funds legally available therefore, subject to the restrictions set forth in the Delaware General Corporation Law.  Our board of directors presently intends to retain all of our earnings for the expansion of our business and expects to continue to do so for the foreseeable future.

Shareholders have no conversion rights, redemption rights, or sinking fund provisions. If we were to liquidate, dissolve, or wind up, the holders of the common stock would be entitled to receive, pro rata, our net assets remaining after we satisfy our obligations to creditors.  Under our Certificate of Incorporation, we have eliminated the potential liability of directors to our Company, and we are also required to indemnify our directors against any liability for monetary damages, to the extent allowed by Delaware law.  All outstanding shares of common stock are fully paid and not subject to further calls or assessments.

6.2.       Preferred Stock

We are authorized to issue up to 5,000,000 shares of preferred stock, par value $.001 per share.  No shares of preferred stock have been issued.  Our board of directors has the power to specify any dividends, powers, rights, or preferences for the preferred stock, in the event any preferred is issued.

6.3.       Anti-Takeover Provisions

The Share Purchase Rights Plan

At our annual meeting of the shareholders in November 1999, the shareholders voted in favor of amending the Certificate of Incorporation to increase the shares of common stock we are authorized to issue to 100 million shares.  One reason for the increase was to permit the board to adopt a Share Purchase Rights Plan.  After the shareholders approved the amendment, the board adopted the Rights Plan.

The Rights Plan is designed to protect and maximize the value of the outstanding equity interests in Tri-Valley in the event of an unsolicited attempt by an acquirer to take over Tri-Valley, in a manner or on terms not approved by the board of directors.  Takeover attempts frequently include coercive tactics to deprive a company's board of directors and its stockholders of any real opportunity to determine the destiny of the company.  The rights were declared in order to deter these types of coercive tactics, which, include a gradual accumulation of shares in the open market of a 15% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally.  These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

Our board of directors believes the rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.  However, the rights may have the effect of rendering more difficult or discouraging an acquisition of Tri-Valley deemed undesirable by the board of directors.  The rights may cause substantial dilution to a person or group that attempts to acquire Tri-Valley on terms or in a manner not approved by our board of directors.

Under the Share Purchase Rights Plan, we will issue one preferred stock share purchase right for each outstanding share of common stock.  Each right entitles the registered holder to purchase from the Company 1/100 of a share of our preferred stock at a purchase price of $20 per share, subject to adjustment.  The rights become exercisable after the lapse of either (i) 10 days following a public announcement or disclosure that a person or group of affiliated or associated persons, or an acquiring person, has acquired beneficial ownership of 15% or more of the outstanding shares of our common stock, or (ii) 10 business days, or a later date as may be determined by the board prior to the time a person or group becomes an acquiring person, following the announcement of an intention to make a tender offer or exchange offer the consummation of which would result in a person or group becoming an acquiring person.

The earlier of those dates is called the distribution date.  No person or group will be an acquiring person if the board determines in good faith that the person or group who would otherwise be an acquiring person has become one inadvertently, and that person or group promptly takes the actions necessary so that it would no longer be considered an acquiring person.

The rights will expire in December 2009, ten years after the board adopted the rights plan, unless the rights are redeemed earlier or unless the board elects to extend the expiration date.

The number of outstanding rights and the number of shares of common stock issuable upon the exercise of each right also will be subject to adjustment in the event of a stock split of the common stock or a stock dividend on the common stock payable in common stock or subdivisions, consolidations or combinations of the common stock occurring, in any such case, prior to distribution of the rights.

If any person or group becomes an acquiring person, each holder of a right, other than the acquiring person, will have the right to receive upon exercise that number of shares of common stock having a market value of two times the exercise price of the right unless the event causing the person or group to become an acquiring person is a merger, acquisition or other business combination described in the next paragraph.  If we do not have a sufficient amount of authorized common stock to satisfy the obligation to issue shares of common stock, we must deliver upon payment of the exercise price of a right an amount of cash or other securities equivalent in value to the shares of common stock issuable upon exercise of a right.

If any person or group becomes an acquiring person and (i) we merge into or engage in other business combination transactions with the acquiring person, or (ii) 50% or more of our consolidated assets or earning power are sold to an acquiring person, each holder of a right, other than the acquiring person will have the right to receive that number of shares of common stock of the acquiring company which will have a market value of two times the exercise price of the right.

At any time after any person becomes an acquiring person and prior to that person or group acquiring 50% or more of the outstanding shares of common stock, the board may exchange the rights, other than rights owned by the acquiring person, at an exchange ratio of one share of common stock, or 1/100 of a preferred share per right.

With a few exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of a least 1% in the purchase price.  No fractional preferred shares will be issued.  However, fractions which are integral multiples of 1/100 of a preferred share may, at our election, be evidenced by depositary receipts.  In lieu of fractional shares, an adjustment in case will be based on the market price of the preferred shares on the last trading day prior to the date of exercise.

At any time prior to such time as a person or group becomes an acquiring person, the board may redeem all, but not some, of the rights at a price of $0.001 per right.  The redemption of the rights may be made effective at the time, on the basis and with any conditions as the Board in its sole discretion may establish.  After the period for redemption of the rights has expired, the Board may not amend the rights agreement to extend the period for redemption of the rights.   The right to exercise the rights terminates immediately when they are redeemed and the only right of the holders of rights after that time will be to receive the redemption price.

The terms of the rights may be amended by a resolution of the board without the consent of the holders of the rights.  However, from and after such time as any person or group becomes an acquiring person, no amendment may adversely affect the interests of the holders of the rights other than an acquiring person.

The rights, by themselves, confer no rights as a Tri-Valley stockholder (such as voting or dividend rights) until the right is exercised.

The preferred shares purchasable upon exercise of the rights, described above, will not be redeemable.  Each preferred share will be entitled to a quarterly dividend payment of 100 times the dividend declared per share of common stock.  Each preferred share will have 100 votes, voting together with the shares of common stock.  In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each preferred share will be entitled to receive 100 times the amount received per share of common stock.  In the event of liquidation, each preferred share will be entitled to a $ 1.00 preference, and after payment of the preference, the holders of the preferred shares will be entitled to an aggregate payment of 100 times the aggregate payment made per share of common stock.  Because of the nature of the preferred shares' dividend, liquidation and voting rights, the value of the 1/100 interest in a preferred share purchasable upon exercise of each right should approximate the value of the one share of common stock.

A copy of the rights agreement that was adopted by the board has been filed with the Securities and Exchange Commission as an exhibit to our annual report on Form 10-KSB for the year ended December 31, 1999.

The Delaware Business Combination Statute

In addition to the rights agreement, our shareholders have elected to make the company subject to Section 203(b) of the Delaware General Corporation Law.  Section 203 is the Delaware business combination statute.  It has the effect of deterring hostile takeovers by preventing business combinations with an interested stockholder for a period of three years after that person becomes an interested stockholder.  An "interested stockholder" is basically defined by the statute as any owner of 15% or more of the voting stock in a corporation.  A "business combination" is defined to include any merger, exchange of corporate assets or stock (including in a subsidiary), or issuance of loans of other benefits.

However, Section 203 does not preclude all business combinations between Tri-Valley and an interested stockholder during that three-year period.   Such business combinations may be permitted with an interested stockholder if:

-           the business combination transaction, or the transaction in which the interested stockholder became an interested stockholder, is approved by our board of directors prior to the date the interested stockholder obtained this status;

-           on or subsequent to this date the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66.66% of the shares of our outstanding common stock which are not owned by the interested stockholder; or

-           upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the shares of our common stock outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by:

            -            persons who are directors and also officers; and

            -            employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer.

The provisions of Section 203 may encourage persons interested in acquiring Tri-Valley to negotiate in advance with our board, since the stockholder approval requirement would be avoided if a majority of the directors then in office approves either the business combination or the transaction which results in any such person becoming an interested stockholder.

There is a risk that this amendment could make it more difficult to accomplish transactions which Tri-Valley's stockholders may otherwise deem to be in their best interests.

It is possible that Section 203 might discourage potential purchasers from considering a bid for Tri-Valley's stock, because it will be harder to acquire controlling interest in Tri-Valley if our board decides an offer is not in the best interest of shareholders.

Section 203 automatically applies to corporations which have a class of stock that is (1) listed on a national securities exchange; (2) authorized for quotation on Nasdaq; or (3) held of record by more than 2,000 stockholders.  We believe that we have 2,000 shareholders, more or less.  The shareholders' election (adopted at our 2000 annual meeting) means that Section 203 applies to us no matter whether we have more or less than 2,000 record shareholders.

To our knowledge, currently there are no "interested stockholders" who would be subject to the restrictions on business combinations contained in Section 203, and we do not know of any currently proposed transactions which would make anyone become an "interested stockholder."

7.      EXPERTS

The consolidated financial statements of Tri-Valley Corporation, for December 31, 2001, and December 31, 2000, and for the years then ended, appearing in this prospectus have been audited by Brown Armstrong Accountancy Corporation, independent auditors, as set forth in their report thereon, in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The legality of the securities offered by this prospectus have been passed upon for us by Strasburger & Price, LLP, Austin, Texas.

8.      INFORMATION WITH RESPECT TO REGISTRANT

This prospectus is accompanied by a copy of our latest Form 10-K, as of December 31, 2001, and a copy of our latest Form 10-QSB as of September 30, 2002.  No material changes have occurred since the end of our last fiscal year, December 31, 2001.

9.      INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents.   The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this document.  We incorporate by reference the documents listed below (SEC file number 0-6119) and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we have sold all shares offered by this Prospectus or until this offering is otherwise completed (Commission File number 000-06119):

-           Our Annual Report on Form 10-KSB for the year ended December 31, 2001.
-           Our Quarterly Report on Form 10-QSB for the quarter ended March 31, 2002.
-           Our Quarterly Report on Form 10-QSB for the quarter ended June 30, 2002.
-           Our Quarterly Report on Form 10-QSB for the quarter ended September 30, 2002.
-           Our Proxy Statement for our annual meeting held November 16, 2002, which was filed with the SEC as part of a Definitive Schedule 14A on October 9, 2002.

You may request free copies of these filings by writing or telephoning us at the following address:

Tri-Valley Corporation
5555 Business Park South, Suite 200
Bakersfield, California 93309
(661) 864-0500
E-mail:  www.trivalleycorp.com

We file annual, quarterly and period reports, proxy statements and other information with the Securities and Exchange Commission using the SEC's EDGAR system. The SEC maintains a site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding us and other registrants that file reports electronically with the SEC. You may read and copy any materials that we file with the SEC at its Public Reference Room at 450 5th Street, N.W., Washington, D.C. 20549.  Our common stock is listed on the OTC Bulletin Board, under the symbol TRIL. Please call the SEC at 1-800-SEC-0330 for further information about their public reference rooms.

We furnish our shareholders with a copy of our annual report on Form 10-KSB, which contains audited financial statements, and such other reports as we, from time to time, deem appropriate or as may be required by law.  We use the calendar year as our fiscal year.

You should rely only on the information contained in this document or to which we have referred you.  We have not authorized anyone to provide you with information that is inconsistent with information contained in this document or any document incorporated herein.  This prospectus is not an offer to sell these securities in any state where the offer or sale of these securities is not permitted.  The information in this prospectus is current as of the date it is mailed to security holders, and not necessarily as of any later date.  If any material change occurs during the period that this prospectus is required to be delivered, this prospectus will be supplemented or amended.

10.      DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

Under our Certificate of Incorporation, we have eliminated the potential liability of directors to us, and we are required to indemnify our directors against any liability for monetary damages, to the extent allowed by California law.  The California Corporations Code allows corporations, including our Company, to eliminate or limit the liability of directors for monetary damages except to the extent that the acts of the director are in bad faith, constitute intentional or reckless misconduct, result in an improper personal benefit, or amount to an abdication of the directors' duty.

The Corporations Code provisions do not affect the availability of equitable remedies against directors nor change the standard of duty to which directors are held.  Our Certificate of Incorporation also provide that if California law is amended to provide additional indemnity or relief from liability to directors, such relief or indemnity shall automatically be applied for the benefit of our directors.

The Securities and Exchange Commission has stated that, in its opinion, indemnification of officers and directors for violations of federal securities laws is unenforceable and void as a matter of public policy.

TABLE OF CONTENTS

1. PROSPECTUS SUMMARY		1
1.1	Tri-Valley Corporation	1
1.2	The Offering	1
1.3	Summary Financial Information	1
2. RISK FACTORS		3
2.1.	Our success depends heavily on market conditions and prices for oil and gas.	3
2.2.	Estimating oil and gas reserves leads to uncertain results and thus our estimates of value of those reserves could be incorrect.	3
2.3.	Continued production of oil and gas depends on our ability to find or acquire additional reserves, which we may not be able to find.	3
2.4.	Our oil and gas reserves are concentrated in California. Because we are not diversified geographically, local conditions may have a greater effect on us than on other companies.	4
2.5.	Oil and gas drilling and production activities are subject to numerous mechanical and environmental risks and could cause less production.	4
2.6.	Drilling is a speculative activity, because assessments of drilling prospects are inexact.	5
2.7.	We make substantial capital expenditures for our exploration and development projects, and may not profit from all projects.	5
2.8.	If our production is not marketable, we will not profit.	6
2.9.	We may not be able to successfully compete with other companies.	6
2.10.	Governmental regulations make production more difficult, and production costs higher.	6
2.11.	The departure of any of our key personnel would slow our operations until we could fill the position again.	7
2.12.	We have an investment agreement that could dilute our stock price on future sales.	7
2.13.	The sale of large amounts of our common stock could reduce our stock price and encourage short sales.	8
2.14.	Penny stock rules may make it more difficult to sell our stock.	8
3. USE OF PROCEEDS		8
4. THE SELLING SECURITY HOLDER		9
5. PLAN OF DISTRIBUTION		9
6. DESCRIPTION OF SECURITIES		10
6.1.	Common Stock	10
6.2.	Preferred Stock	10
6.3.	Anti-Takeover Provisions	11
7. EXPERTS		15
8. INFORMATION WITH RESPECT TO REGISTRANT		15
9. INFORMATION INCORPORATED BY REFERENCE		15
10. DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION		16

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14      Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities registered by this prospectus, all of which will be paid by the Company:

Item	Amount [1]
SEC registration fee	$ 10
Legal fees and expenses	2,000
Miscellaneous expenses	500
Total:	$ 2,510

1  All items other than SEC registration fee are estimates.

Item 15      Indemnification of Directors and Officers

Under our Certificate of Incorporation, we have eliminated the potential liability of Directors to us, and we are also required to indemnify our Directors against any liability for monetary damages, to the extent allowed by California law.  The California Corporations Code allows corporations, including our Company, to eliminate or limit the liability of directors for monetary damages except to the extent that the acts of the director are in bad faith, constitute intentional or reckless misconduct, result in an improper personal benefit, or amount to an abdication of the directors' duties.  The Corporations Code provisions do not affect the availability of equitable remedies against directors nor change the standard of duty to which directors are held.  Our Certificate of Incorporation also provide that if California law is amended to provide additional indemnity or relief from liability to directors, such relief or indemnity shall automatically be applied for the benefit of our Directors.

The Securities and Exchange Commission has stated that, in its opinion, indemnification of officers and directors for violations of federal securities laws is unenforceable and void as a matter of public policy. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer, or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by a director, officer, or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by final adjudication.

Item 16      Exhibits and Financial Statements

See the Exhibit Index, which is incorporated herein by reference.

Page II-1

Item 17      Undertakings

The undersigned registrant undertakes:

            (a)            To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:
                        (1)            include any prospectus required by section 10(a)(3) of the Securities Act.
                        (2)            reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and Notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation From the low or high end of the estimated maximum offering range may be reflected in the form of prospects filed with the Commission as required by to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.
                        (3)            To include any additional or changed material information on the plan of distribution.
            (b)            That, for determining liability under the Securities Act of 1933, the Registrant will treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.
            (c)            To remove from registration by means of a post-effective amendment any of the securities that remain unsold at the end of the offering.

The undersigned Registrant undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report as required by Section 13(a) or 15(d) of the Securities Exchange Act of 1934 shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Because indemnification for liabilities arising under the Securities Act of 1933 may be permitted for directors, officers, and controlling persons of the Registrant according to the provisions set forth or described in Item of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.  If a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Page II-2

SIGNATURES

As required by the Securities Act of 1933, Tri-Valley Corporation, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Bakersfield, State of California, on January 7, 2003.

TRI-VALLEY CORPORATION

F. Lynn Blystone	Thomas J. Cunningham
F. Lynn Blystone	Thomas J. Cunningham
President and Chief Executive Officer	Chief Financial Officer

SPECIAL POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of Tri-Valley Corporation, a Delaware corporation, and the undersigned directors and officers of Tri-Valley Corporation, constitutes and appoints F. Lynn Blystone, its or his true and lawful attorneys-in-fact and agents, for it or him in its or his name, place and stead, in any and all capacities, with full power to act alone, to sign any and all amendments to this report, and to file each such amendment to this report, with all exhibits thereto, and any and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform any and all acts and things requisite and necessary to be done in and about the premises, as fully to all intents and purposes as it or he might or could do in person, ratifying and confirming all that said attorneys-in-fact and agents, or any of them may lawfully do or cause to be done by virtue hereof.

This Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

F. Lynn Blystone	President, CEO and Director of Tri-	January 7, 2003
F. Lynn Blystone	Valley Corporation and Tri-Valley Power Corporation, and CEO of Tri-Valley Oil & Gas Company

Dennis P. Lockhart*	Director	January 7, 2003
Dennis P. Lockhart

Milton J. Carlson*	Director	January 7, 2003
Milton J. Carlson

Harold Noyes*	Director	January 7, 2003
Harold Noyes

Loren J. Miller*	Director	January 7, 2003
Loren J. Miller

C. Chase Hoffman*	Director	January 7, 2003
C. Chase Hoffman

* By F. Lynn Blystone, attorney in fact.

EXHIBIT INDEX

Exhibit	Description

3.1	Amended and Restated Certificate of Incorporation of Tri-Valley Corporation, incorporated by reference to Exhibit A to Schedule 14A, Definitive Proxy Statement filed July 26, 2000.

3.2	Amended and Restated Bylaws of Tri-Valley Corporation, incorporated by reference to Exhibit 3.3 to Form 10-KSB for the year ended December 31, 1999, filed March 24, 2000.

4.1	Rights Agreement, incorporated by reference to Exhibit 99.1 to Form 10-KSB filed March 24, 2000.

5.1 **	Opinion of Strasburger & Price, LLP, as to the validity of the shares being offered.

10.1	Employment Agreement between Tri-Valley Corporation and F. Lynn Blystone, incorporated by reference to Exhibit 10.1 to Form S-2 filed on October 17, 2001.

10.2

Investment Agreement between Tri-Valley Corporation and Swartz Private Equity, LLC, dated
September 13, 2001 with all exhibits, incorporated by reference to Exhibit 10.2 to Form S-2/A filed on December 17, 2001.

10.3

Warrant to Purchase Common Stock Issued to Swartz Private Equity, LLC, in Connection with the
Investment Agreement, dated September 13, 2001, incorporated by reference to Exhibit 10.3 to
Form S-2/A filed on December 17, 2001.

10.4

Registration Rights Agreement Issued to Swartz Private Equity, LLC, in Connection with the
Investment Agreement, dated September 13, 2001, incorporated by reference to Exhibit 10.4 for
Form S-2/A filed on December 17, 2001.

21.1 **	List of Subsidiaries.

23.1 *	Consent of Brown Armstrong Randall Reyes Paulden & McCown Accountancy Corporation.

23.2 **	Consent of Strasburger & Price, LLP, included in Exhibit 5.1.

24.1 **	Power of Attorney, included on the signature page to the registration statement.

*   Filed with Form S-2/A, filed on January 3, 2003.
** Filed with Form S-3, filed on December 23, 2002.